Exhibit 21.1

TILE SHOP HOLDINGS, INC.

Subsidiaries of the Company (all of which are 100% owned, either directly or indirectly)

The Tile Shop, LLC, a Delaware limited liability company

ILTS, LLC, a Delaware limited liability company

JWC Acquisition Corp., a Delaware corporation

The Tile Shop of Michigan, LLC, a Michigan limited liability company

The Tile Shop of Oklahoma, LLC, a Delaware limited liability company

Tile Shop Lending, Inc., a Delaware corporation